
05045883


RECD S.E.C.
MAR 1 - 2005
1086

FORM 6-K



Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2005 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)


PROCESSED
MAR 04 2005

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón Mexico, D.F. 01210
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): x

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Summary of Contents

The following data represents financial information presented to the *Comisión Nacional Bancaria y de Valores* and the Mexican Stock Exchange by Coca-Cola FEMSA, S.A. de C.V. for the twelve months and quarter ended December 31, 2004. It contains the following tables:

- Consolidated Balance Sheet
- Consolidated Earnings Statement
- Consolidated Change of Financial Position Statement
- Consolidated Ratios
- Data per Share
- Management Discussion and Analysis on the Financial Condition and Results of Operations of the Company
- Notes to the Financial Statement
- Report of Share Investments
- Summary Schedule of Credit and Loans
- Monetary Position in Foreign Exchange
- Integration and Income Calculation by Monetary Position
- Bonds and Medium Term Notes Listed in Stock Market
- Plants, Commerce Centers and Distribution Centers
- Main Raw Materials
- Domestic Sales Distribution by Product
- Foreign Sales Distribution by Product
- Integration of the Paid Capital Stock
- Project Information
- Transactions in Foreign Currency and Conversion of Financial Statements of Foreign Operations
- General Issuer, Employee and Other Data
- Declaration from the Company Officials Responsible for the Information

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**67,066,414**	**100**	**66,668,130**	**100**
2	**ACTIVO CIRCULANTE**	**9,049,854**	**13**	**8,718,620**	**13**
3	EFECTIVO E INVERSIONES TEMPORALES	3,602,942	5	3,020,523	5
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	1,613,421	2	1,540,491	2
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	490,198	1	425,169	1
6	INVENTARIOS	2,515,402	4	2,354,385	4
7	OTROS ACTIVOS CIRCULANTES	827,891	1	1,378,052	2
8	**LARGO PLAZO**	**418,412**	**1**	**517,525**	**1**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	418,412	1	517,525	1
11	OTRAS INVERSIONES	0	0	0	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**18,672,329**	**28**	**19,133,349**	**29**
13	INMUEBLES	2,482,044	4	2,675,578	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	28,402,701	42	27,067,699	41
15	OTROS EQUIPOS	0	0	0	0
16	DEPRECIACION ACUMULADA	12,883,646	19	11,323,501	17
17	CONSTRUCCIONES EN PROCESO	671,230	1	713,573	1
18	**ACTIVO DIFERIDO (NETO)**	**38,925,819**	**58**	**38,298,636**	**57**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**36,957,019**	**100**	**42,373,833**	**100**
21	**PASIVO CIRCULANTE**	**10,687,338**	**29**	**10,202,210**	**24**
22	PROVEEDORES	4,143,762	11	3,669,882	9
23	CREDITOS BANCARIOS	836,462	2	3,527,021	8
24	CREDITOS BURSATILES	2,750,000	7	0	0
25	IMPUESTOS POR PAGAR	575,522	2	1,132,473	3
26	OTROS PASIVOS CIRCULANTES	2,381,592	6	1,872,834	4
27	**PASIVO A LARGO PLAZO**	**21,742,651**	**59**	**27,456,602**	**65**
28	CREDITOS BANCARIOS	13,028,816	35	16,905,560	40
29	CREDITOS BURSATILES	8,686,364	24	10,519,090	25
30	OTROS CREDITOS	27,471	0	31,952	0
31	**CREDITOS DIFERIDOS**	**1,380,000**	**4**	**1,620,000**	**4**
32	**OTROS PASIVOS**	**3,147,030**	**9**	**3,095,021**	**7**
33	**CAPITAL CONTABLE**	**30,109,395**	**100**	**24,294,297**	**100**
34	**PARTICIPACION MINORITARIA**	**709,138**	**2**	**173,981**	**1**
35	**CAPITAL CONTABLE MAYORITARIO**	**29,400,257**	**98**	**24,120,316**	**99**
36	**CAPITAL CONTRIBUIDO**	**14,747,489**	**49**	**14,744,489**	**61**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	820,572	3	820,572	3
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,972,722	7	1,972,722	8
39	PRIMA EN VENTA DE ACCIONES	11,954,195	40	11,951,195	49
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**14,652,768**	**49**	**9,375,827**	**39**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	11,618,758	39	9,695,412	40
43	RESERVA PARA RECOMPRA DE ACCIONES	400,000	1	400,000	2
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(2,770,081)	(9)	(3,182,188)	(13)
45	**RESULTADO NETO DEL EJERCICIO**	5,404,091	18	2,462,603	10

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **4** ANO: **2004**

ESTADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2004 Y 2003
(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**3,602,942**	**100**	**3,020,523**	**100**
46	EFECTIVO	1,145,535	32	814,792	27
47	INVERSIONES TEMPORALES	2,457,407	68	2,205,731	73
18	**CARGOS DIFERIDOS**	**38,925,819**	**100**	**38,298,636**	**100**
48	GASTOS AMORTIZABLES (NETO)	2,811,719	7	117,433	0
49	CREDITO MERCANTIL	36,114,100	93	36,826,203	96
50	IMPUESTOS DIFERIDOS	0	0	1,355,000	4
51	OTROS	0	0	0	0
21	**PASIVO CIRCULANTE**	**10,687,338**	**100**	**10,202,210**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	3,952,852	37	5,592,817	55
53	PASIVOS EN MONEDA NACIONAL	6,734,486	63	4,609,393	45
24	**CREDITOS BURSATILES CORTO PLAZO**	**2,750,000**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	2,750,000	100	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**2,381,592**	**100**	**1,872,834**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	0	0	0	0
58	OTROS PASIVOS CIRCULANTES SIN COSTO	2,381,592	100	1,872,834	100
27	**PASIVO A LARGO PLAZO**	**21,742,651**	**100**	**27,456,602**	**100**
59	PASIVO EN MONEDA EXTRANJERA	7,856,287	36	16,937,512	62
60	PASIVO EN MONEDA NACIONAL	13,886,364	64	10,519,090	38
29	**CREDITOS BURSATILES LARGO PLAZO**	**8,686,364**	**100**	**10,519,090**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO PLAZO	8,686,364	100	10,519,090	100
30	**OTROS CREDITOS**	**27,471**	**100**	**31,952**	**100**
63	OTROS CREDITOS CON COSTO	0	0	0	0
64	OTROS CREDITOS SIN COSTO	27,471	100	31,952	100
31	**CREDITOS DIFERIDOS**	**1,380,000**	**100**	**1,620,000**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	1,380,000	100	1,620,000	100
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**3,147,030**	**100**	**3,095,021**	**100**
68	RESERVAS	644,979	20	642,344	21
69	OTROS PASIVOS	2,502,051	80	2,452,677	79
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(2,770,081)**	**100**	**(3,182,188)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	(2,770,081)	(100)	(3,182,188)	(100)
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	0	0	0	0

ESTADO DE SITUACION FINANCIERA

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

CONSOLIDADO

INFORMACION DICTAMINADA

Impresión Final

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	(1,637,484)	(1,483,590)
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	644,979	642,344
74	NUMERO DE FUNCIONARIOS (*)	427	337
75	NUMERO DE EMPLEADOS (*)	32,221	32,162
76	NUMERO DE OBREROS (*)	23,590	24,342
77	NUMERO DE ACCIONES EN CIRCULACION (*)	1,846,530,201	1,846,374,197
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**46,499,014**	**100**	**38,121,790**	**100**
2	COSTO DE VENTAS	23,963,599	52	19,367,316	51
3	**RESULTADO BRUTO**	**22,535,415**	**48**	**18,754,474**	**49**
4	GASTOS DE OPERACION	14,838,634	32	11,655,020	31
5	**RESULTADO DE OPERACION**	**7,696,781**	**17**	**7,099,454**	**19**
6	COSTO INTEGRAL DE FINANCIAMIENTO	798,224	2	2,582,495	7
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**6,898,557**	**15**	**4,516,959**	**12**
8	OTRAS OPERACIONES FINANCIERAS	407,844	1	260,165	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**6,490,713**	**14**	**4,256,794**	**11**
10	PROVISION PARA IMPUESTOS Y P.T.U.	1,063,254	2	1,776,257	5
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**5,427,459**	**12**	**2,480,537**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**5,427,459**	**12**	**2,480,537**	**7**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**5,427,459**	**12**	**2,480,537**	**7**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**5,427,459**	**12**	**2,480,537**	**7**
19	PARTICIPACION MINORITARIA	23,368		17,934	0
20	**RESULTADO NETO MAYORITARIO**	**5,404,091**	**12**	**2,462,603**	**6**

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **4** ANO: **2004**

ESTADO DE RESULTADOS

CONSOLIDADO

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**46,499,014**	**100**	**38,121,790**	**100**
21	NACIONALES	26,658,278	57	24,784,442	65
22	EXTRANJERAS	19,840,736	43	13,337,348	35
23	CONVERSION EN DOLARES (***)	4,171,812	9	3,420,221	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**798,224**	**100**	**2,582,495**	**100**
24	INTERESES PAGADOS	2,531,384	317	1,624,923	63
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	266,303	33	251,367	10
27	GANANCIA EN CAMBIOS	(37,688)	(5)	(2,136,502)	(83)
28	RESULTADO POR POSICION MONETARIA	(1,504,545)	(188)	(927,563)	(36)
42	PERDIDA EN ACTUALIZACION DE UDI'S			0	0
43	GANACIA EN ACTUALIZACION DE UDI'S			0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**407,844**	**100**	**260,165**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	407,844	100	260,165	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**1,063,254**	**100**	**1,776,257**	**100**
32	I.S.R.	1,051,499	99	1,044,938	59
33	I.S.R. DIFERIDO	(249,776)	(23)	498,049	28
34	P.T.U.	261,531	25	233,270	13
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 4 AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	46,290,224	38,115,505
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	46,499,014	38,121,790
39	RESULTADO DE OPERACION (**)	7,696,781	7,099,454
40	RESULTADO NETO MAYORITARIO (**)	5,404,091	2,462,603
41	RESULTADO NETO (**)	5,427,459	2,480,537

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: KOF TRIMESTRE: **4** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**12,363,000**	**100**	**12,286,800**	**100**
21	NACIONALES	6,704,900	54	7,040,100	57
22	EXTRANJERAS	5,658,100	46	5,246,700	43
23	CONVERSION EN DOLARES (***)	1,109,187	9	1,102,342	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**76,300**	**100**	**244,700**	**100**
24	INTERESES PAGADOS	681,600	893	395,000	161
25	PERDIDA EN CAMBIOS	0	0	0	0
26	INTERESES GANADOS	12,500	16	21,800	9
27	GANANCIA EN CAMBIOS	69,700	91	(336,100)	(137)
28	RESULTADO POR POSICION MONETARIA	(523,100)	(686)	(464,600)	(190)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**125,700**	**100**	**126,500**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	125,700	100	126,500	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**638,900**	**100**	**925,900**	**100**
32	I.S.R.	514,190	80	819,315	88
33	I.S.R. DIFERIDO	30,407	5	10,497	1
34	P.T.U.	94,303	15	96,088	10
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2004 Y 2003

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**5,427,459**	**2,480,537**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	2,059,192	2,150,562
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**7,486,651**	**4,631,099**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	444,837	(1,786,341)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**7,931,488**	**2,844,758**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(5,484,649)	16,239,717
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(89,553)	10,329,176
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(5,574,202)**	**26,568,893**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,774,867)**	**(33,193,674)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	582,419	(3,780,023)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	3,020,523	6,800,546
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	3,602,942	3,020,523

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** ANO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

INFORMACION DICTAMINADA **Impresión Final**

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**2,059,192**	**2,150,562**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	1,238,739	1,040,086
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	820,453	1,110,476
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**444,837**	**(1,786,341)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(138,456)	228,443
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	(311,924)	(402,586)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	550,161	(620,573)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	473,880	(11,741)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(128,824)	(979,884)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(5,484,649)**	**16,239,717**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	(3,991,653)	16,515,423
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	0	0
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	115,451	953,665
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(1,608,447)	(1,229,371)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	0	0
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	0	0
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(89,553)**	**10,329,176**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	(539,257)	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	449,704	10,329,176
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(1,774,867)**	**(33,193,674)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	(31,187,156)
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(1,347,175)	(1,641,934)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(427,692)	(364,584)

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

TRIMESTRE: **4** ANO: **2004**

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	11.67	%	6.51	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	18.38	%	10.21	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	8.09	%	3.72	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	21.84	%	21.84	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	27.72	%	37.39	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.69	veces	0.57	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	2.49	veces	1.99	veces
8	ROTACION DE INVENTARIOS (**)	9.53	veces	8.23	veces
9	DIAS DE VENTAS POR COBRAR	11	días	13	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	10.00	%	5.25	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	55.11	%	63.56	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.23	veces	1.74	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	31.95	%	53.17	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	116.44	%	143.50	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	3.04	veces	4.37	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.26	veces	0.90	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	0.85	veces	0.85	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	0.61	veces	0.62	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.24	veces	0.21	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	33.71	%	29.61	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	16.10	%	12.15	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	0.96	%	(4.69)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	3.13	veces	1.75	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	98.39	%	61.12	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	1.61	%	38.88	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	75.90	%	4.95	%

(**) INFORMACION ULTIMOS DOCE MESES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

INFORMACION DICTAMINADA **Impresión Final**

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 1.00		$ 2.00	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ .00		$ .00	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 15.92		$ 13.06	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .29		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.72	veces	3.00	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	16.00	veces	23.00	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

INFORME DEL DIRECTOR.

2004
RESULTADOS 4° TRIMESTRE Y AÑO COMPLETO

Los ingresos totales en el cuarto trimestre fueron de Ps. 12,363 millones y Ps.
46,499 millones para el año completo de 2004.
La utilidad de operación consolidada fue de Ps. 2,263 millones y el margen operativo fue de 18.3% en el cuarto trimestre de 2004. Para el año completo la utilidad de operación fue de Ps. 7,697 millones y el margen operativo fue de 16.6%.
La utilidad neta mayoritaria fue de Ps.1,410 millones, resultando en una utilidad por acción de Ps. 0.76 en el cuarto trimestre de 2004. Para el año completo la utilidad mayoritaria fue de Ps. 5,404 millones resultando en una utilidad por acción de Ps. 2.93.
La deuda neta al final de trimestre fue de aproximadamente U.S.$1,915 millones

Ciudad de México (25 de febrero de 2005) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE:KOF) ("Coca-Cola FEMSA" o la "Compañía"), el embotellador más grande de productos Coca-Cola de Latinoamérica y el segundo más grande del mundo en términos de volumen de ventas, anunció hoy sus resultados consolidados para el cuarto trimestre y año completo de 2004.

"Consideramos que nuestra diversificación geográfica nos permitirá fomentar un crecimiento más balanceado de los ingresos y la utilidad, en el futuro. Ahora que hemos terminado exitosamente con la integración y reestructurado los vencimientos de nuestra deuda, podemos enfocar aun más nuestra atención en el crecimiento de los ingresos y la utilidad de la empresa", comentó Carlos Salazar, Director General de la Compañía.

RESULTADOS CONSOLIDADOS

Nuestros ingresos consolidados alcanzaron Ps. 12,363 millones en el cuarto trimestre de 2004; una ligera mejora de 0.6% comparado con el mismo periodo del año anterior, a pesar de un precio promedio por caja unidad menor en el caso de México y Centroamérica, resultando en un precio promedio por caja unidad consolidado de Ps. 25.04 (U.S.$2.25).

Nuestra utilidad bruta durante el cuarto trimestre de 2004 disminuyó ligeramente un 0.3% a Ps. 6,022 millones, comparada con el mismo trimestre del año anterior. Sin embargo, el costo promedio por caja unidad decreció de Ps. 12.56 a Ps. 12.26 debido a eficiencias en costos logradas a través de la consolidación de nuestras plantas de manufactura, mejores negociaciones con los proveedores de materias primas y a las sinergias obtenidas en nuestras operaciones mexicanas.

Nuestra utilidad de operación consolidada fue de Ps. 2,263 millones, una disminución de 1.6%, resultando en un margen de operación de 18.3% en el cuarto trimestre de 2004, comparado con un margen de 18.7% en el cuarto trimestre de 2003. Excluyendo partidas no recurrentes por la cantidad de Ps. 269 millones registradas en el cuarto trimestre de 2003, nuestra utilidad de operación hubiese crecido 11.4% en el cuarto trimestre de 2004, comparada con el mismo periodo de 2003, debido principalmente a la reducción en los gastos de ventas derivados de mejores prácticas comerciales.

A pesar de mayores gastos financieros, nuestro costo integral de financiamiento disminuyó 68.8% comparado con el cuarto trimestre de 2003. Esta disminución fue resultado de un cambio de pérdida cambiaria en el 2003 a una ganancia en el 2004, generada por la apreciación del peso mexicano frente al U.S. dólar, aplicada a nuestra deuda denominada en U.S. dólares.

Durante el cuarto trimestre de 2004, la tasa efectiva de impuestos fue de 31.0%, impactada positivamente por un beneficio no-recurrente en México de Ps. 172 millones, derivado de la reducción del impuesto diferido, debido a la disminución en la tasa de impuesto sobre la renta en México en periodos futuros.

Nuestra utilidad neta consolidada creció 40.9% a Ps. 1,410 millones en el cuarto trimestre de 2004 comparada con el mismo periodo de 2003, resultando en una utilidad por acción ("UPA") de Ps. 0.76 (U.S.$0.69 por ADR) calculada con base en 1,846.5 millones de acciones en circulación (cada ADR representa 10 acciones locales). Excluyendo el beneficio de impuestos mencionado, nuestra utilidad neta mayoritaria hubiera sido Ps. 1,238 millones, un incremento de 23.7% comparado con el cuarto trimestre de 2003, resultando en una UPA de Ps. 0.67 (U.S.$0.60 por ADR).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO

Al 31 de diciembre de 2004, el saldo en caja de Coca-Cola FEMSA fue de Ps. 3,603 millones (U.S.$323 millones), la deuda total de corto plazo fue de Ps. 3,272 millones (U.S.$294 millones), y la deuda de largo plazo fue de Ps. 21,716 millones (U.S.$1,949 millones).

Durante el trimestre, la compañía incrementó su balance de deuda denominado en moneda local de 68% en el tercer trimestre de 2004 a 77% en el cuarto trimestre del mismo año. Este incremento fue resultado, en gran medida, a la contratación de derivados de tipo de cambio, que incrementaron de manera sintética nuestro balance de deuda denominado en moneda extranjera en 630 puntos porcentuales. El costo promedio de la deuda durante el trimestre fue de 9.03%.

RESULTADOS DE OPERACIÓN POR TERRITORIO

Durante el segundo trimestre de 2003 empezamos a consolidar los resultados de nuestros nuevos territorios de conformidad con los Principios de Contabilidad Generalmente Aceptados en México ("PCGA mexicanos"). Corporación Interamericana de Bebidas S.A. de C.V., anteriormente conocida como Panamerican Beverages, Inc. ("Panamco") históricamente preparó sus estados financieros de conformidad con los principios contables estadounidenses y en U.S. dólares. Nosotros hemos preparado históricamente y continuaremos preparando nuestros estados financieros bajo PCGA mexicanos y en pesos mexicanos. La información de los nuevos territorios bajo PCGA mexicanos y en pesos mexicanos difiere y puede no ser comparable respecto a los resultados

presentados por Panamco para periodos anteriores. Adicionalmente, los resultados de Panamco no han sido incluidos en nuestros estados financieros para periodos previos a mayo de 2003.
La información financiera para el cuarto trimestre de 2004 es comparable con la del cuarto trimestre de 2003, sin embargo no es comparable para el año completo ya que la información de Panamco fue solamente incluida para ocho meses de 2003. La información en términos anuales no será comparable hasta finales de 2005.

Para efectos comparativos de volumen de ventas del año completo, se muestra la información reportada por Panamco de enero a abril de 2003.

Como parte del proceso de homologación de criterios en los territorios de Coca-Cola FEMSA, ciertos conceptos que se clasificaban como gastos de administración en el 2003 a partir del 2004 se clasifican como gastos de venta. Para efectos de comparación hemos reclasificado en las cifras del 2003 estos conceptos, mismos que no tienen un impacto en el total de gastos de operación. El efecto de estas reclasificaciones fue de Ps. 97.0 millones y Ps. 438.9 millones para el cuarto trimestre de 2003 y el año completo terminado al 31 de diciembre de 2003, respectivamente.

Como mencionamos en nuestro comunicado de prensa del cuarto trimestre de 2003, diversos cambios en las políticas contables fueron registrados durante ese trimestre impactando los resultados del año 2003. Estos cambios fueron relacionados con i) la cancelación de las reservas acumuladas durante los primeros nueves meses de 2003, en relación al impuesto especial a productos y servicios sobre aguas mineralizadas y productos dietéticos en México ("Ajuste de IEPS") que impactó positivamente los ingresos totales del cuarto trimestre de 2003 por la cantidad de Ps. 136.7 millones, ii) incremento de la vida útil de los enfriadores en nuestros territorios originales en México de 3 a 5 años que redujeron el gasto por amortización del cuarto trimestre de 2003 en Ps. 72.6 millones, y iii) cambios en las políticas contables relacionadas con el tratamiento de las botellas y cajas en los países que comprenden la división de Latincentro que disminuyeron nuestro gasto operativo por Ps. 60 millones en el cuarto trimestre de 2003, impactando a la baja los cargos virtuales por la misma cantidad.

RESULTADOS DE OPERACIÓN EN MEXICO

Ingresos

Los ingresos en nuestros territorios mexicanos fueron de Ps. 6,705 millones en el cuarto trimestre de 2004, una disminución de 4.8% comparado con el mismo periodo de 2003. El precio promedio por caja unidad fue de Ps. 26.86 (U.S.$2.41), una disminución de 6.1% comparada con el cuarto trimestre de 2003. Sin embargo, el precio promedio mejoró 1.3% trimestre contra trimestre en forma secuencial, debido a una mejor mezcla de empaque en las presentaciones familiares y a volumen incremental en las presentaciones personales. Excluyendo el volumen de agua Ciel en las presentaciones de 5.0, 19.0, y 20.0 litros nuestro precio promedio fue de Ps. 30.50 (U.S.$2.74).

El volumen total de ventas creció 1.8% en el cuarto trimestre de 2004 comparado con el mismo periodo de 2003, alcanzando 248.3 millones de cajas unidad ("MCU"). El volumen de ventas de refrescos creció 2.0% a 202.8 MUC, como resultado principalmente de un sólido desempeño de las marcas de sabores, las cuales representaron más del 70% del volumen incremental; el agua embotellada Ciel en presentaciones personales y la marca Coca-Cola representaron la diferencia del volumen incremental.

Utilidad de Operación

En el cuarto trimestre de 2004, los incrementos en los costos de edulcorantes y de polietileno de tereftalato ("PET") fueron parcialmente compensados por un cambio favorable en la mezcla de edulcorantes, de azúcar refinada hacia azúcar estándar. La utilidad bruta decreció 6.1% como resultado de la caída en los ingresos totales mencionados anteriormente, resultando en 52.9% de margen como porcentaje a ventas, una disminución de 80 puntos base comparado con el mismo periodo de 2003. El costo promedio por caja unidad disminuyó 4.9%, año contra año, debido a mayores niveles de productividad logrados a través de las sinergias obtenidas por la consolidación de las plantas de manufactura, de la disminución de la planta laboral y por mejores negociaciones en compras de materias primas. Excluyendo el ajuste por el IEPS, que impactó positivamente al cuarto trimestre de 2003 en la cantidad de Ps.137 millones, la utilidad bruta hubiese disminuido únicamente 2.6%.

Los gastos de operación disminuyeron 10.6% a Ps. 2,085 millones, debido a eficiencias obtenidas en la red de distribución que provocaron una baja en los costos de fleteo y una menor rotura de botella, debido a la introducción de menos botellas durante el trimestre comparado con el año anterior, lo cual más que compensó los gastos no-recurrentes relacionados con nuestro proceso de integración y programas de entrenamiento de 2004. Nuestra utilidad de operación incrementó 1.1% a Ps. 1,464 millones y 120 puntos base como porcentaje de las ventas totales, alcanzando un margen de 21.8%. Excluyendo las partidas no-recurrentes relacionadas con México y registradas en el cuarto trimestre de 2003, mencionadas en la página 4, la utilidad de operación hubiese crecido en 18.2% en el cuarto trimestre de 2004.

RESULTADOS DE OPERACIÓN EN CENTROAMERICA (Guatemala, Nicaragua, Costa Rica, y Panamá)

Ingresos

Los ingresos totales en nuestras operaciones en Centroamérica fueron de Ps. 910 millones en el cuarto trimestre de 2004, permaneciendo prácticamente sin cambio comparados con el mismo periodo de 2003. El precio promedio por caja unidad disminuyó 1.7% a Ps. 30.47 (U.S.$ 2.73) como resultado de un cambio en la mezcla de empaque hacia presentaciones familiares, las cuales representaron el volumen incremental en el trimestre.

El volumen total de ventas en nuestros territorios en Centroamérica fue de 29.8 MCU, un incremento de 1.7% comparado con el mismo trimestre de 2003. La mayor parte de este crecimiento provino de la marca Coca-Cola, la cual representó el 80% del incremento.

Utilidad de Operación

Mejoras en productividad y la optimización de nuestra planta laboral compensaron por completo los incrementos en el costo de materias primas durante el cuarto trimestre de 2004, resultando en una expansión del margen bruto de 50 puntos base a 50.7% comparado con 50.2% en el mismo periodo de 2003.

La utilidad de operación incrementó 22.4% en el cuarto trimestre de 2004 comparada con el mismo periodo de 2003, pasando de Ps. 109 millones a Ps. 134 millones, alcanzando un margen operativo de 14.7%. El incremento en nuestra utilidad de operación fue resultado de menores gastos de operación derivados de mejoras en las prácticas comerciales y de distribución a lo largo de la región, incluyendo incrementos en la eficiencia del sistema de preventa y mayores productividades de distribución.

RESULTADOS DE OPERACIÓN EN COLOMBIA

Ingresos

Los ingresos totales de nuestra operación en Colombia fueron de Ps. 1,137 millones en el cuarto trimestre de 2004, un incremento de 6.5% comparado con el mismo periodo de 2003, debido a un incremento del precio promedio por caja unidad como resultado de incrementos de precio implementados durante el año. Nuestro precio promedio por caja unidad fue de Ps. 25.21 (U.S.$2.26). El volumen de ventas de la marca Coca-Cola creció 4.3% en el cuarto trimestre de 2004 comparado con en el mismo periodo del año anterior, alcanzando 30.5 MCU, lo cual compensó la caída de 6.9% en el volumen de ventas de refrescos de sabores.

Utilidad de Operación

Durante el cuarto trimestre de 2004, la utilidad bruta creció 13.6% a Ps. 547 millones comparado con el mismo periodo del año anterior, resultando en una expansión del margen bruto de 300 puntos base año contra año. El incremento se debió principalmente a (i) menores precios de edulcorante, (ii) ahorros logrados con la consolidación de nuestra base de manufactura y (iii) la apreciación del peso colombiano frente al U.S. dólar aplicado a nuestros costos denominados en dólares.

La utilidad de operación fue de Ps. 145 millones durante el cuarto trimestre de 2004, una disminución de 5.9% comparado con el cuarto trimestre de 2003, resultando en un margen de operación de 12.7%. Los gastos de operación incrementaron 22.8% en el cuarto trimestre de 2004, debido a los cambios en la políticas contables en relación al tratamiento de las botellas y cajas, lo cual redujo los gastos en Ps. 60 millones, disminuyendo las partidas no-monetarias en la misma cantidad, registrados en el cuarto trimestre de 2003. Excluyendo esta reducción del gasto operativo en 2003, nuestra utilidad de operación hubiese crecido en 54.2%, debido a mejores prácticas comerciales y a la optimización de la estructura organizacional.

RESULTADOS DE OPERACIÓN EN VENEZUELA

Ingresos

Los ingresos totales incrementaron en 10.8% en el cuarto trimestre de 2004 comparados con el mismo periodo de 2003, alcanzando Ps. 1,363 millones. El precio promedio por caja unidad fue de Ps. 29.66 (U.S.$2.66), un incremento de 10.6% comparado con el año anterior, como resultado de incrementos de precio implementados durante el año, incluyendo un incremento adicional de 6% en el cuarto trimestre de 2004. El volumen de ventas fue de 45.9 MCU, permaneciendo estable comparado con un fuerte crecimiento en el cuarto trimestre de 2003, en el cual las ventas incrementaron 34.7%.

Utilidad de Operación

El costo de ventas incrementó 14.7%, debido a incrementos en el precio del PET y a un cambio en la mezcla de empaque hacia presentaciones no-retornables, los cuales fueron parcialmente compensados por mayores ingresos. La utilidad bruta en términos absolutos creció 6.1%, alcanzando Ps. 599 millones.

Los gastos de operación incrementaron 240 puntos base como porcentaje de los ingresos totales debido a (i) mayores costos de flete, (ii) un entorno inflacionario mayor y (iii) la depreciación del Bolívar frente al U.S. dólar aplicado a nuestros gastos denominados en dólares. La utilidad de operación fue de Ps. 165 millones, disminuyendo su margen 430 puntos base como porcentaje de los ingresos totales comparado con el mismo periodo del año anterior debido a lo mencionado anteriormente, resultando en un margen de operación de 12.1%.

RESULTADOS DE OPERACIÓN EN BRASIL

Ingresos

En Brasil, nuestros ingresos totales fueron de Ps. 1,550 millones en el cuarto trimestre de 2004, una mejora de 12.2% comparado con el mismo periodo del año anterior. Nuestro precio promedio por caja unidad fue de Ps. 19.25 (U.S.$1.72), un incremento de 8.3% comparado con el cuarto trimestre de 2003, debido principalmente a la apreciación del Real en Brasil año contra año, como resultado de la recuperación económica en Brasil y a la implementación de iniciativas de segmentación de mercado.

El crecimiento de volumen durante el cuarto trimestre de 2004 fue de 3.6%, debido principalmente al crecimiento del volumen de ventas de refrescos, el cual representó más del 90% del volumen incremental; el agua embotellada contribuyó el remanente. El volumen de ventas de nuestras presentaciones personales creció 3.8% durante el trimestre.

Utilidad de Operación

Durante el cuarto trimestre de 2004, nuestra utilidad bruta fue de Ps. 587 millones, un incremento de 10.5% comparado con el mismo periodo de 2003. El margen bruto decreció de 38.4% en el cuarto trimestre de 2003 a 37.8% en el cuarto trimestre de 2004, como resultado de mayores costos de azúcar y de PET en el año.

Nuestros gastos de operación, como porcentaje de los ingresos totales, decrecieron de 26.9% en el cuarto trimestre de 2003 a 26.3% en el mismo periodo de 2004, como resultado del incremento en los ingresos totales combinado con iniciativas de reducción de costos y mayores niveles de productividad operativa. La utilidad de operación fue de Ps. 179 millones, un incremento de 12.8% comparado con el mismo periodo de 2003, resultando en un margen de operación de 11.5%.

RESULTADOS DE OPERACIÓN EN ARGENTINA

Ingresos

En Argentina, los ingresos totales fueron de Ps. 723 millones, un incremento de 9.6% comparado con el cuarto trimestre de 2003, como resultado principalmente de un incremento de 6.1% en el volumen de ventas. El precio promedio por caja unidad creció 3.3% a Ps. 16.51 (U.S.$1.48), a pesar de que la mayoría del volumen incremental provino de Tai, la marca de protección de valor, la cual tiene un menor precio por caja unidad. El volumen de ventas fue de 41.8 MCU durante el cuarto trimestre de 2004, un incremento de 6.1% comparado el mismo periodo del año anterior. Durante el trimestre, el volumen de ventas de las bebidas no-carbonatadas prácticamente se duplicó de una base pequeña, a 1.4% del volumen total de ventas.

Utilidad de Operación

La utilidad bruta fue de Ps. 279 millones durante el cuarto trimestre de 2004, un incremento de 7.2% comparado con el mismo periodo del 2003. Nuestro margen bruto como porcentaje de ingresos decreció de 39.4% en el cuarto trimestre de 2003 a 38.5% en el mismo periodo de 2004, como resultado principalmente de mayores costos de PET y de edulcorantes.

Los gastos de operación incrementaron 16.1%, debido principalmente a la introducción de botella retornable en el mercado en relación con nuestra estrategia de fortalecer nuestro volumen de ventas en presentaciones retornables. A pesar de este incremento, nuestra utilidad de operación sólo decreció 3.9% a Ps. 112 millones, resultando en un margen de operación de 15.5%.

RESUMEN DE LOS RESULTADOS DEL AÑO COMPLETO

La información financiera para el año completo de 2004 no es comparable con el mismo periodo de 2003. Sin embargo, para fines de comparación del volumen de ventas, hemos incluido el volumen registrado desde enero hasta abril de 2003 por Panamco.

El volumen de ventas consolidado fue de 1,855 MCU en el 2004, un incremento de 1.7% comparado con 2003, debido principalmente al crecimiento de refrescos en la mayor parte de nuestros territorios, el cual compensó por completo la disminución del volumen de agua en México y la disminución de volumen de ventas en Colombia. Durante el 2004, el volumen de ventas de la categoría de refrescos creció cerca de un 4%, debido a un fuerte crecimiento de la marca Coca-Cola, la cual representó el 58% del volumen incremental; el volumen de ventas de refrescos de sabores representó el balance.

Durante el 2004, los ingresos totales fueron de Ps. 46,499 millones, resultando en un precio promedio por caja unidad consolidado de Ps. 24.95 (U.S.$2.24). El margen bruto como porcentaje de los ingresos totales fue 48.5% en el 2004. La utilidad de operación consolidada fue de Ps. 7,697 millones, un 16.6% como porcentaje de los ingresos totales durante el 2004.

Nuestra utilidad neta mayoritaria fue de Ps. 5,404 millones, resultando en una UPA de Ps. 2.93 (U.S.$2.63 por ADS) calculada con base en 1,846.4 millones de acciones en circulación.

INFORMACIÓN PARA LA CONFERENCIA TELEFÓNICA

Nuestra Conferencia telefónica del cuarto trimestre y año completo de 2004 se llevará a cabo el 28 de febrero de 2005 a las 11:00 A.M. E.T (10:00 A.M. hora de México). Para participar en la Conferencia telefónica, favor de marcar: U.S. locales: 800-599-9829 e Internacional: 617-847-8703. Adicionalmente estará disponible la transmisión en vivo a través de internet en www.coca-colafemsa.com <http://www.coca-colafemsa.com/>

Si usted no puede participar en la Conferencia en tiempo real, una repetición de la misma estará disponible hasta el 7 de marzo del 2005. Para escuchar la repetición, favor de marcar: U.S. locales: 888-286-8010. Internacional: 617-801-6888. Contraseña: 98344233.

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Coca-Cola FEMSA, S.A. de C.V. produce y distribuye Coca-Cola, Sprite, Fanta, Lift y otros productos de las marcas de The Coca-Cola Company en México (una parte importante del centro de México, incluyendo la ciudad de México y el Sureste de México), Guatemala (la ciudad de Guatemala y sus alrededores), Nicaragua (todo el país), Costa Rica (todo el país), Panamá (todo el país), Colombia (la mayoría del país), Venezuela (todo el país), Brasil (São Paulo, Campiñas, Santos el estado de Mato Grosso do Sul y parte del estado de Goias) y Argentina (capital federal de Buenos Aires y sus alrededores), además de agua embotellada, cerveza y otras bebidas en algunos de estos territorios.

La compañía cuenta con 30 plantas embotelladoras en los países en Latinoamérica y atiende aproximadamente 1,500,000 detallistas en la región. The Coca-Cola Company tiene una participación del 39.6% en el capital accionario de Coca-Cola FEMSA.

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Las cifras de las operaciones de la Compañía en México y de sus operaciones internacionales consolidadas fueron preparadas de acuerdo a los principios de contabilidad generalmente aceptados en México (PCGA mexicanos). Todas las cifras están expresadas en pesos mexicanos constantes con poder adquisitivo al 31 de diciembre de 2004. Para fines de comparación las cifras de la compañía para 2003 y 2004, han sido re-expresadas tomando en cuenta la inflación local de cada uno de los países con referencia al índice de precios al consumidor y convertidas de la moneda local a pesos mexicanos usando el tipo de cambio al 31 de diciembre de 2004. Además, todas las comparaciones para el cuarto trimestre de 2004 contenidas en este reporte, han sido hechas contra cifras del periodo comparable de 2003, a menos que se indique lo contrario.

Este comunicado de prensa puede contener declaraciones a futuro referentes al desempeño futuro de Coca-Cola FEMSA y deben ser tomadas como estimados de buena fe de Coca-Cola FEMSA. Estas declaraciones a futuro reflejan el punto de vista de las expectativas de la administración y están basadas en información actualmente disponible. Los resultados reales están sujetos a eventos futuros e incertidumbres que podrían tener un impacto importante en el desempeño real de la compañía, muchas de las cuales están fuera del control de Coca-Cola FEMSA.

Referencias a "US$" son a dólares americanos. Este comunicado de prensa contiene conversiones de ciertas cifras en pesos a dólares estadounidenses únicamente para comodidad del lector. Estas conversiones no deben ser interpretadas como declaraciones de que las cifras en pesos realmente representan tales cifras en dólares americanos o que pueden ser convertidas según las tasas indicadas.

Las principales políticas contables de la Compañía están de acuerdo con PCGA mexicanos, los cuales requieren que la administración de la Compañía efectúe ciertas estimaciones y utilice ciertos supuestos para determinar la valuación de algunas partidas incluidas en los estados financieros consolidados. La administración de la Compañía considera que las estimaciones y supuestos utilizados son los adecuados a la fecha de emisión de los presentes estados financieros consolidados.

Las principales políticas contables se resumen a continuación:

Reconocimiento de los Efectos de la Inflación:
El reconocimiento de los efectos de la inflación en la información financiera consiste en:

· Actualizar los activos no monetarios, tales como inventarios y activos fijos, incluyendo los costos y gastos relativos a los mismos, cuando dichos activos son consumidos o depreciados.

· Actualizar el capital social, prima en suscripción de acciones y las utilidades retenidas de años anteriores en el monto necesario para mantener el poder de compra en pesos equivalentes a la fecha en la cual el capital fue contribuido o las utilidades generadas mediante la aplicación de factores inflacionarios.

· Incluir en el capital contable el resultado acumulado por la tenencia de activos no monetarios, el cual resulta de la diferencia neta entre la actualización aplicando costos de reposición a los activos no monetarios y la actualización mediante la aplicación de factores inflacionarios.

· Incluir en el resultado integral de financiamiento, el resultado por posición monetaria.

La Compañía actualiza sus estados financieros, en términos del poder adquisitivo de la moneda de cierre del periodo, utilizando factores inflacionarios para las subsidiarias en México y el índice de inflación del país de origen y el tipo de cambio de cierre del periodo, para las subsidiarias en el extranjero.

La información financiera de periodos anteriores de las subsidiarias mexicanas fue actualizada utilizando factores inflacionarios mexicanos y la información de las subsidiarias en el extranjero fue actualizada utilizando la inflación del país de origen y posteriormente fue convertida a pesos mexicanos aplicando el tipo de cambio de cierre del año. Consecuentemente, las cifras son comparables entre sí y con periodos anteriores, al estar expresadas en términos de la misma moneda.

Efectivo y Valores de Realización Inmediata:
El efectivo consiste en depósitos en cuentas bancarias que no causan intereses. Los valores de realización inmediata se encuentran representados principalmente por depósitos bancarios e inversiones de renta fija a corto plazo a través de casas de bolsa, valuados a valor de mercado.

Inventarios y Costo de Ventas:
Los inventarios se actualizan a costos específicos de reposición, sin que excedan el valor de mercado. Los anticipos a proveedores para la compra de materias primas y refacciones se incluyen en la cuenta de inventarios, y se actualizan con base en factores inflacionarios, considerando su antigüedad

promedio.

El costo de ventas del periodo se determina con base en el valor de reposición de los inventarios al momento de su venta. El costo de ventas incluye costos relacionados con materia prima utilizada en el proceso de producción, mano de obra (salarios y otros beneficios), depreciación de la maquinaria, planta y equipo y otros costos que incluyen combustible, energía eléctrica, rotura de botellas retornables en el proceso productivo, mantenimiento de equipo, inspección, y costos de traslado dentro de las plantas y entre las diferentes plantas.

Pagos Anticipados:
Representan pagos por servicios que serán recibidos en los siguientes 12 meses. Los pagos anticipados se registran a su costo histórico y se aplican a los resultados del mes en el cual se reciben los servicios o beneficios. Los pagos anticipados representan principalmente gastos de publicidad, rentas y gastos promocionales.

Los gastos de publicidad pagados por anticipado corresponden principalmente al tiempo de transmisión en televisión y radio, y se amortizan hasta en un plazo de 12 meses, con base al tiempo de transmisión de los anuncios.
Los gastos relacionados con la producción de la publicidad son reconocidos en los resultados de operación en el momento en que inicia la campaña publicitaria.

Los gastos promocionales se aplican a los resultados del periodo en el cual se erogan, excepto aquellos relacionados con el lanzamiento de nuevos productos o presentaciones, los cuales se registran como pagos anticipados y se amortizan en los resultados de acuerdo al tiempo en el que se estima que las ventas de estos productos o presentaciones alcanzarán su nivel normal de operación, el cual es generalmente de un año.

Propiedades, Planta y Equipo:
Se registran originalmente a su costo de adquisición y/o construcción. Las propiedades, planta y equipo de procedencia nacional se actualizan aplicando los factores inflacionarios, excepto las botellas y cajas. El activo fijo de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año.

La depreciación se calcula utilizando el método de línea recta, basado en el valor actualizado de los activos, disminuido por su valor residual. Las tasas de depreciación son determinadas por la Compañía en coordinación con peritos valuadores independientes, considerando la vida útil remanente de los activos.

La vida útil estimada de los principales activos se presenta a continuación:

Edificios y construcciones 40 años
Maquinaria y equipo 13 años
Equipo de distribución 10 años
Otros activos 9 años

Botellas y Cajas:
Las botellas y cajas se registran a su costo de adquisición y son actualizadas a su valor de reposición. La Compañía clasifica las botellas y cajas dentro del rubro de propiedades, planta y equipo.

Para efectos contables, la rotura se carga a los resultados de operación a medida en que se incurre. La depreciación se determina sólo para efectos fiscales y se calcula utilizando el método de línea recta a una tasa del 10% anual. La Compañía estima que el gasto por rotura es similar al gasto por depreciación calculado con una vida útil estimada de cinco años para envase de vidrio retornable y cajas, y un año para envase de plástico retornable. Los depósitos recibidos por botellas y cajas entregados en comodato a los clientes, se presentan disminuyendo el saldo de botellas y cajas. La diferencia entre el costo y los depósitos recibidos se amortiza de acuerdo con la vida útil de dichos activos. Las botellas y cajas por las cuales no ha sido recibido depósito alguno, son registradas en resultados cuando son entregadas a los clientes.

Inversiones en Acciones:
Las inversiones en acciones en compañías asociadas se registran a su costo de adquisición y posteriormente se valúan a través del método de participación. En el caso de inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales no se tiene un valor de mercado observable, se valúan al costo de adquisición actualizado mediante la aplicación de factores derivados de la inflación del país de origen. Las inversiones en compañías afiliadas en las que no se tiene influencia significativa, y por las cuales se tiene un valor de mercado observable fueron ajustadas a su valor de mercado, afectando las utilidades.

Otros Activos:
Estos activos representan erogaciones por los cuales los beneficios serán recibidos en años futuros, e incluyen:

· El equipo de refrigeración de procedencia nacional se actualiza aplicando los factores inflacionarios. El de procedencia extranjera se actualiza aplicando la inflación del país de origen y el tipo de cambio al cierre del año. El equipo de refrigeración es amortizado con base en una vida útil promedio de aproximadamente cinco años a partir de 2003 y de tres años en 2002 y 2001.

Acuerdos con clientes para obtener el derecho de vender y promover los productos de la Compañía durante cierto tiempo, los cuales se consideran como activos monetarios y se amortizan con base en el plazo en que se espera recibir los beneficios. En promedio los acuerdos con clientes tienen una vigencia de entre tres y cuatro años.

Hasta 2002, la amortización se registraba dentro de los gastos de operación. A partir de 2002, la Compañía adoptó los lineamientos de la nueva disposición de la Emerging Issues Task Force ("EITF") No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)" (Registro de las Consideraciones Dadas por un Vendedor al Cliente o Revendedor de los Productos del Vendedor) del Financial Accounting Standards Board ("FASB"), la cual requiere que la amortización de estos montos capitalizados se presenten como una reducción de las ventas netas.

Gastos por la implementación del sistema integral de negocio (ERP) erogados en la fase de desarrollo, los cuales se capitalizados de acuerdo con las disposiciones establecidas en el boletín C-8 ("Activos Intangibles" ("C-8") y se amortizan con base en el método de línea recta en un período de cuatro años. Las erogaciones que no cumplen con dichos requisitos, así como los costos de investigación se registran en resultados en el año en que se incurren.

Las mejoras en propiedades arrendadas, son actualizadas con base a factores inflacionarios y se amortizan en línea recta de acuerdo al plazo de los contratos de arrendamiento.

i) Activos Intangibles y Crédito Mercantil:
Estos activos representan erogaciones cuyos beneficios serán recibidos en años futuros. A partir de 2003, la Compañía empieza a aplicar el C-8, el cual establece que los costos incurridos durante el desarrollo de proyectos deberán ser capitalizados si cumplen con los criterios establecidos para el reconocimiento de activos. Antes de 2003, el exceso en el precio de compra sobre el valor de mercado de los activos netos adquiridos en una combinación de negocios, era considerado como crédito mercantil. Con la adopción del C-8, la Compañía considera ese exceso. como derechos para producir y distribuir productos de la manera Coca-Cola. La Compañía clasifica sus activos intangibles en: activos con vida definida y activos con vida indefinida, de acuerdo con el período en el cual la Compañía espera recibir los beneficios.

Los activos intangibles con vida indefinida no son amortizados. Están sujetos a una revisión periódica de deterioro y consisten en derechos de distribución y acuerdos para embotellar de Coca-Cola FEMSA que representan los derechos de producir, empaquetar, distribuir y vender bebidas con la marca registrada Coca-Cola en los territorios adquiridos. Estos acuerdos son contratos estándar que The Coca-Cola Company lleva a cabo con embotelladores fuera de Estados Unidos de América para la venta de los concentrados de ciertas marcas registradas de refresco de Coca-Cola. Los principales acuerdos para embotellar tienen términos de diez años. Dichos acuerdos son renovados automáticamente por 10 años sujetos a la no renovación de cualquiera de las partes (con notificación a la otra parte). Los contratos son registrados en la moneda funcional de la subsidiaria en la cual la inversión fue hecha y se reexpresan aplicando la tasa de inflación del país de origen y el tipo de cambio del cierre del período.

El crédito mercantil es la diferencia entre el valor pagado y el valor contable de las acciones y/o activos netos adquiridos, que no haya sido identificado directamente con un activo intangible. El crédito mercantil es registrado en la moneda local de cada una de las subsidiarias en donde la inversión fue realizada y actualizada con los factores inflacionarios del país de origen y convertidos al tipo de cambio que se registró al final del periodo. El crédito mercantil es amortizado en un periodo no mayor a veinte años.

j) Deterioro del Crédito Mercantil y Activos de Larga Duración:
La Compañía revisa el valor del crédito mercantil y de otros activos de larga duración para reconocer un deterioro en su valor cuando ocurren eventos o cambios que le indiquen que el valor en libros registrado pudiera no ser recuperado. Para determinar si existe un deterioro en el valor, la Compañía compara los flujos estimados de efectivo descontados que ese activo va a generar en el futuro contra el valor en libros. Si se considera que el valor del activo se ha deteriorado, se reconoce la baja en el valor en los resultados del ejercicio por la cantidad que exceda el valor en libros. al valor de mercado.

k) Pagos de The Coca-Cola Company:
The Coca-Cola Company participa en los programas de publicidad y promociones

de la Compañía. Estos recursos son registrados como una reducción a los gastos de venta.

Adicionalmente, participa en el programa de inversión en refrigeradores. Dichos recursos se relacionan con el incremento en el volumen de ventas de los productos franquiciados por The Coca-Cola Company y están condicionados al cumplimiento de ciertos objetivos, por lo que la inversión, neta de la participación de The Coca-Cola Company, se registra en la cuenta de "Otros activos".

l) Obligaciones de Carácter Laboral:
Consisten en los pasivos por plan de pensiones y jubilaciones y prima de antigüedad, determinados a través de cálculos actuariales realizados por actuarios independientes, basados en el método del crédito unitario proyectado. Estas obligaciones se consideran como partidas no monetarias, las cuales se actualizan mediante supuestos largo plazo. El incremento en el saldo de las obligaciones laborales, se registra en el estado de resultados.

El costo de los servicios pasados se amortiza en el tiempo estimado en que los empleados recibirán los beneficios del plan. En el caso de pensiones y jubilaciones así como prima de antigüedad, el tiempo es de 14 años a partir de 1996.

Ciertas subsidiarias de la Compañía tienen constituidos fondos para el pago de pensiones, a través de fideicomisos irrevocables a favor de los trabajadores.

Las indemnizaciones por despido se aplican a los resultados del periodo en que ocurren. Los pagos por indemnizaciones producto de la reestructuración y redimensionamiento de ciertas áreas que resulten en una reducción en el número de personal se registran en el rubro de otros gastos.

m) Contingencias y Compromisos:
A partir del 1 de enero de 2003, la Compañía adoptó las disposiciones del nuevo Boletín C-9 "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" ("C-9") que establece entre otros aspectos, mayor precisión en conceptos relativos a provisiones, obligaciones acumuladas y pasivos contingentes, así como nuevas disposiciones respecto al reconocimiento contable de provisiones, el uso del valor presente y la redención de obligaciones cuando ocurre anticipadamente o se sustituye por una nueva emisión. La aplicación de este nuevo pronunciamiento no tuvo un impacto significativo en la posición financiera ni en los resultados de operación de la Compañía.

n) Reconocimiento de los Ingresos:
Los ingresos se reconocen en el momento en el que el producto se embarca o entrega al cliente y éste asume la responsabilidad por los mismos. Las ventas netas reflejan la venta de los productos al precio de lista menos los descuentos y bonificaciones.

o) Gastos de Operación:
Los gastos administrativos incluyen salarios y prestaciones para los empleados que no están directamente involucrados en el proceso de venta de los productos de la Compañía, honorarios por servicios profesionales, depreciación de las oficinas y amortización de los costos capitalizados de los programas de informática.

Los gastos de venta incluyen:
a) Distribución: salarios y prestaciones, gastos de flete de plantas a distribuidores propios y terceros, almacenaje de productos terminados, rotura de botellas en el proceso de distribución, depreciación y mantenimiento de camiones, instalaciones y equipos de distribución.
b) Ventas: salarios y prestaciones así como comisiones pagadas al personal de ventas.
c) Mercadotecnia: salarios y prestaciones, promociones y gastos de publicidad.

p) Impuesto Sobre la Renta, al Activo y Participación de los Trabajadores en las Utilidades:
El impuesto sobre la renta ("ISR") y la participación de los trabajadores en las utilidades ("PTU") son cargados a los resultados del año en que se incurren, incluyendo el impuesto sobre la renta diferido que resulta de las diferencias temporales entre las bases contables y fiscales de los activos y pasivos, incluyendo el beneficio de las pérdidas fiscales. Para determinar el saldo de impuestos diferidos por concepto de PTU, se consideran únicamente las diferencias temporales que surjan en la conciliación entre la utilidad neta del año y la utilidad fiscal gravable para PTU, sobre las cuales se pueda presumir razonablemente que van a provocar un pasivo o un beneficio dentro de un periodo determinado.

El impuesto al activo ("IMPAC") pagado que se espera sea recuperado se registra como una disminución del pasivo por impuestos diferidos.

El saldo de impuestos diferidos está compuesto por partidas monetarias y no monetarias, en base a las diferencias temporales que le dieron origen. Asimismo, está clasificado como pasivo a largo plazo, independientemente de la reversión que se espera en el corto plazo de ciertas diferencias temporales.

El impuesto diferido aplicable al resultado del periodo se determina comparando el saldo de impuestos diferidos al final del periodo contra el saldo inicial, excluyendo de ambos saldos las diferencias temporales que se registran directamente en el capital contable. El impuesto diferido de estas diferencias temporales se registra en la misma cuenta del capital contable que le dio origen.

FEMSA tiene la autorización de la Secretaría de Hacienda y Crédito Público ("SHCP") para preparar sus declaraciones de ISR e IMPAC sobre una base consolidada, la cual incluye las utilidades o pérdidas fiscales de sus subsidiarias mexicanas al 60% de su participación accionaria. Las provisiones de impuesto sobre la renta de las subsidiarias en el extranjero han sido determinadas con base en la utilidad gravable de cada compañía en lo individual y no con base en una utilidad consolidada.

q) Resultado Integral de Financiamiento:
Está integrado por los siguientes conceptos:

Intereses:
El gasto y producto financiero se registra cuando es incurrido o ganado, respectivamente.

Fluctuación Cambiaria:
Las transacciones en moneda extranjera se registran convertidas en moneda local al tipo de cambio vigente a la fecha en que se efectúan. Posteriormente los activos y pasivos monetarios en monedas extranjeras se expresan al tipo de

cambio de cierre del año. La variación entre los tipos de cambio aplicados se registra como fluctuación cambiaria en el estado de resultados, excepto la fluctuación cambiaria de los financiamientos contratados para la adquisición de compañías en el extranjero que se considera una cobertura económica de la misma adquisición

Resultado por Posición Monetaria:
Es producto del efecto de los cambios en el nivel general de precios sobre las partidas monetarias. El resultado por posición monetaria se determina aplicando factores de inflación del país de origen a la posición monetaria neta al inicio de cada mes, excluyendo los financiamientos contratados para la adquisición de compañías en el extranjero que se consideran como una cobertura económica de la misma adquisición

El resultado por posición monetaria de las subsidiarias en el extranjero es convertido a pesos mexicanos utilizando el tipo de cambio al cierre del año.

r) Instrumentos Financieros:
La Compañía contrata frecuentemente instrumentos financieros para cubrir el riesgo de ciertas operaciones. Si el instrumento financiero se contrata para cubrir necesidades de operación, el costo del mismo se registra en los costos y gastos de operación. Si el instrumento se contrata para cubrir necesidades de financiamiento, se registra como gasto financiero o fluctuación cambiaria, según el contrato correspondiente.

A partir de enero de 2001, entró en vigor el Boletín C-2 "Instrumentos Financieros", el cual requiere el reconocimiento en el estado de situación financiera de todos los instrumentos financieros, ya sean activos o pasivos. Los instrumentos financieros contratados con fines de cobertura se deberán valuar utilizando el mismo criterio de valuación aplicado a los activos y pasivos cubiertos.

Asimismo, los instrumentos financieros contratados para fines diferentes a los de cubrir las operaciones de la Compañía, deberán valuarse a su valor razonable. La diferencia entre el valor inicial y final del periodo de los activos y pasivos financieros, se registra en el resultado del periodo. El reconocimiento inicial de este nuevo boletín se incluye en la utilidad neta del ejercicio de 2001 como cambios en principios contables, neto de su efecto fiscal.

s) Resultado Acumulado por Tenencia de Activos No Monetarios:
Representa la suma de las diferencias entre el valor en libros y el valor actualizado aplicando factores inflacionarios de los activos no monetarios, tales como inventarios y activos fijos, y su efecto en el estado de resultados cuando los activos son consumidos o depreciados.

t) Utilidad Neta Integral:
La utilidad neta integral está compuesta por la utilidad neta y otros componentes, tales como el resultado por conversión y el resultado por tenencia de activos no monetarios del periodo, y se presenta en los Estados de Variaciones en las Cuentas del Capital Contable.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 PROPIMEX, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	62,469,249	99.99	383,414	918,982
2 ADMINISTRACION Y ASESORIA INTEGRAL, S.A. DE C.V.	SERVICIOS ADMINISTRATIVOS	55,847	99.99	77,761	7,291
3 INMUEBLES DEL GOLFO, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	5,570,863	99.99	398,793	685,662
4 REFRESCOS Y AGUAS MINERALES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	8,734,500	99.99	7,268	83,493
5 COCA-COLA FEMSA DE BUENOS AIRES, S.A. DE C.V.	EMBOTELLADO Y DISTRIBUCION	52,694,342	100.00	355,892	2,122,334
6 CORPORACION INTERAMERICANA DE BEBIDAS	EMBOTELLADO Y DISTRIBUCION	121,172,000	99.99	(2,135,782)	(2,135,782)
7 ELIMINACION DE ACCIONES		1	0.00	0	(1,681,980)
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**(912,654)**	**0**
ASOCIADAS					
1 I.E.Q. S.A.	EMBOTELLADO	98,232	33.68	59,692	144,050
2 CICAN	EMBOTELLADO	9,620	48.10	36,154	35,012
3 BETA SAN MIGUEL	AZUCAR	734,628	5.25	30,348	62,412
4 TAPON CORONA	MATERIAL DE EMPAQUE	547,960	40.00	20,285	24,212
5 MOLSON	BEBIDAS	262,016	0.26	78,747	89,054
6 METALFORMA		2,850	31.00	1,843	4,157
7 INDUSTRIA MEXICANA DE RECICLAJE, S.A. DE C.V.		52,010	52.01	36,957	52,010
8 OTRAS		2	2.00	1,264	7,505
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**265,290**	**418,412**
OTRAS INVERSIONES PERMANENTES					**0**
TOTAL					**418,412**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
SINDICADO/VARIOS	01/11/2006	8.95	0	0	0	0	0	0	0	0	0	0	2,229,200	0	0	0
WACHOVIA BANK	23/04/2010	9.97	0	0	0	0	0	0	0	0	0	0	0	0	0	557,300
ABN A.M.R.O.	26/03/2010	9.96	0	0	0	0	0	0	0	0	0	0	0	0	0	557,300
SINDICADO VARIOS	01/07/2009	7.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,374,093
PROVINCIAL VENEZUELA	26/10/2005	11.00	0	0	0	0	0	0	0	0	0	80,112	0	0	0	0
ITAU-BUEN AYRE	16/12/2005	5.36	0	0	0	0	0	0	0	0	0	129,039	0	0	0	0
GE CAPITAL	02/01/2008	9.44	0	0	0	0	0	0	0	0	0	7,509	7,509	7,418	1,877	0
CAJA MADRID	27/05/2009	10.49	0	0	0	0	0	0	0	0	0	0	0	0	0	167,190
STANDARD CHARTERED BANK	27/05/2010	10.11	0	0	0	0	0	0	0	0	0	0	0	0	0	557,300
VARIOS / INTERESES	31/12/2005		303,616	0	0	0	0	0	0	0	0	9,522	0	0	0	0
SCOTIA BANK INVERLAT	23/04/2010	9.43	0	750,000	0	0	0	0	0	0	0	0	0	0	0	0
HSBC	07/12/2010	9.18	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
SANTANDER	15/06/2011	9.50	0	600,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	29/06/2011	9.40	0	1,150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	25/03/2011	9.37	0	1,650,000	0	0	0	0	0	0	0	0	0	0	0	0
B COLOMBIA	16/08/2006	9.46	0	0	0	0	0	0	0	0	0	0	209,884	0	0	0
B COLOMBIA	09/08/2007	10.49	0	0	0	0	0	0	0	0	0	0	0	159,745	0	0
SCOTIA BANK INVERLAT	23/04/2010	9.47	0	550,000	0	0	0	0	0	0	0	0	0	0	0	0
B COLOMBIA	11/08/2005	10.33	0	0	0	0	0	0	0	0	0	306,664	0	0	0	0
TOTAL BANCARIOS			**303,616**	**5,200,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**532,846**	**2,446,593**	**167,163**	**1,877**	**5,213,183**

CLAVE DE COTIZACION: **KOF**
COCA-COLA FEMSA, S.A. DE C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

TRIMESTRE: **4** AÑO: **2004**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
LISTADAS EN BOLSA																
QUIROGRAFARIOS																
CERTIFICADOS BURSATILES	20/04/2007	9.50	0	2,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/04/2008	9.50	0	1,250,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/04/2010	10.40	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	18/08/2005	9.45	2,750,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/07/2008	9.18	0	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES	16/07/2009	9.90	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
EMISION DE OBLIGACIONES UDIS	12/11/2006	8.65	0	1,436,364	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL BURSATILES			**2,750,000**	**8,686,364**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES																
CONCENTRADO			713,702	0	0	0	0	0	0	0	0	670,931	0	0	0	0
AZUCAR			134,772	0	0	0	0	0	0	0	0	85,766	0	0	0	0
FRUCTOSA			0	0	0	0	0	0	0	0	0	17,684	0	0	0	0
ENVASE			835	0	0	0	0	0	0	0	0	30,546	0	0	0	0
PREFORMA			535,303	0	0	0	0	0	0	0	0	281,168	0	0	0	0
EMPAQUE			85,422	0	0	0	0	0	0	0	0	261,157	0	0	0	0
ETIQUETA			1,405	0	0	0	0	0	0	0	0	4,587	0	0	0	0
REFACCIONES			220,030	0	0	0	0	0	0	0	0	95,613	0	0	0	0
OTROS			603,108	0	0	0	0	0	0	0	0	401,733	0	0	0	0
TOTAL PROVEEDORES			**2,294,577**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,849,185**	**0**	**0**	**0**	**0**

ANEXO 5
DESGLOSE DE CREDITOS
(MILES DE PESOS)

INFORMACION DICTAMINADA

CONSOLIDADO
Impresión Final

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Más de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
VARIOS			810,771	0	0	0	0	0	0	0	0	1,570,821	27,471	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			**810,771**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,570,821**	**27,471**	**0**	**0**	**0**
TOTAL			**6,158,964**	**13,886,364**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**3,952,852**	**2,474,064**	**167,163**	**1,877**	**5,213,183**

OBSERVACIONES

LOS PRESTAMOS EN MONEDA EXTRANJERA ESTAN CONTRATADOS EN DOLARES AMERICANOS.

AL 31 DE DICIEMBRE DE 2004 EL TIPO DE CAMBIO DEL PESO POR DOLAR AMERICANO ES 11.1460.

EXISTEN ALGUNOS PRESTAMOS CUYAS TASAS DE INTERESES CUENTAN CON COBERTURA ADICIONAL (SWAPS). EN ESTE CASO LAS TASAS, INCLUYENDO SWAPS, QUEDAN DE LA SIGUIENTE MANERA:

SCOTIA BANK INVERLAT 23/04/2010 10.13%
BBVA BANCOMER 25/03/2011 10.10%
BBVA BANCOMER 29/06/2011 9.98%
CERTIFICADOS BURSATILES 18/04/2008 9.24%
CERTIFICADOS BURSATILES 16/07/2008 8.92%
CERTIFICADOS BURSATILES 20/04/2007 8.37%
HSBC 07/12/2010 9.78%
SANTANDER 15/06/2011 9.95%

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
3. POSICION EN MONEDA EXTRANJERA					
ACTIVO TOTAL	**69,890**	**778,994**	**94,452**	**1,052,762**	**1,831,756**
PASIVO	**684,492**	**7,629,348**	**31,282**	**348,669**	**7,978,017**
CORTO PLAZO	15,267	170,166	31,266	348,491	518,657
LARGO PLAZO	669,225	7,459,182	16	178	7,459,360
SALDO NETO	**(614,602)**	**(6,850,354)**	**63,170**	**704,093**	**(6,146,261)**

(1) EN LA SECCION DE OBSERVACIONES SE DEBERA ESPECIFICAR LA MONEDA Y EL TIPO DE CAMBIO

OBSERVACIONES

EL TIPO DE CAMBIO DEL PESO MEXICANO POR DOLAR AMERICANO ES 11.1460

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	5,822,818	33,630,895	(27,808,077)	0.62	172,831
FEBRERO	5,173,042	30,719,199	(25,546,158)	0.59	152,809
MARZO	5,152,322	33,846,690	(28,694,368)	0.33	97,230
ABRIL	4,335,606	33,295,716	(28,960,110)	0.15	43,706
MAYO	6,417,379	35,190,406	(28,773,027)	(0.25)	(72,170)
JUNIO	4,947,293	33,496,246	(28,548,953)	0.16	45,880
JULIO	5,103,292	31,985,348	(26,882,056)	0.26	70,461
AGOSTO	5,170,189	32,285,159	(27,114,970)	0.61	167,382
SEPTIEMBRE	4,875,918	31,067,795	(26,191,877)	0.82	216,567
OCTUBRE	10,631,777	31,205,641	(20,573,864)	0.69	142,489
NOVIEMBRE	5,759,517	31,475,714	(25,716,197)	0.85	219,368
DICIEMBRE	5,927,463	30,904,181	(24,976,718)	0.20	51,588
ACTUALIZACION:	0	0	0	0.00	50,133
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	146,271
OTROS	0	0	0	0.00	0
TOTAL					**1,504,545**

OBSERVACIONES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
INFORMACION DICTAMINADA **Impresión Final**

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS
N/A

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**

COCA-COLA FEMSA, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**

INFORMACION DICTAMINADA **Impresión Final**

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
MEXICO	ELABORACION Y EMBOTELLADO	1,584,395	58
GUATEMALA	ELABORACION Y EMBOTELLADO	37,122	63
NICARAGUA	ELABORACION Y EMBOTELLADO	38,800	73
COSTA RICA	ELABORACION Y EMBOTELLADO	53,437	59
PANAMA	ELABORACION Y EMBOTELLADO	48,573	38
COLOMBIA	ELABORACION Y EMBOTELLADO	335,695	42
VENEZUELA	ELABORACION Y EMBOTELLADO	330,373	51
BRASIL	ELABORACION Y EMBOTELLADO	418,138	53
ARGENTINA	ELABORACION Y EMBOTELLADO	178,652	77

OBSERVACIONES

LA CAPACIDAD INSTALADA ESTA EXPRESADA EN MILES DE CAJAS UNIDAD (CAJA DE 24 BOTELLAS DE 8 ONZAS)

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
AZUCAR	PROMESA				
CONCENTRADO	COCA-COLA DE MEXICO				
CONCENTRADO	COCA-COLA DE ARGENTINA				
CONCENTRADO	COCA-COLA DE GUATEMALA				
CONCENTRADO	COCA-COLA DE NICARAGUA				
CONCENTRADO	COCA-COLA DE COSTA RICA				
CONCENTRADO	COCA-COLA DE PANAMA				
CONCENTRADO	COCA-COLA DE COLOMBIA				
CONCENTRADO	COCA-COLA DE VENEZUELA				
CONCENTRADO	COCA-COLA DE BRASIL				
EMPAQUE	FEMSA EMPAQUES				

OBSERVACIONES

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADC

Impresión Final

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA	1,693,844	23,963,599	989,855	26,658,278		COCA-COLA, SPRITE, COCA-COLA LIGHT, SPRITE CERO, FANTA, FRESCA, CIEL, CIEL MINERALIZADA, DELAWARE PUNCH, SENZAO, BEAT, POWERADE, NESTEA, MICKEY AVENTURAS	CONSUMIDOR FIN/
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
		0	0				
TOTAL		23,963,599		26,658,278			

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

INFORMACION DICTAMINADA

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
BEBIDAS EMBOTELLADA		0	865,643	19,840,736		COCA-COLA,	CONSUMIDOR FIN/
		0	0			AGUA CLUB K,	
		0	0			AGUA NATURAL,	
		0	0			AGUA NAYA, ALPINA	
		0	0			BAVARIA,	
		0	0			BLACK FIRE,	
		0	0			CANADA DRY	
		0	0			CHINOTTO,FANTA	
		0	0			FRESCA, GINGER ALE,	
		0	0			HI-C, HIT COLA,JUIZ	
		0	0			KAISER, KIST,	
		0	0			KUAT, COCA-COLA	
		0	0			LIGHT.	
		0	0			CEPITA, CARIOCA	
TOTAL				19,840,736			

OBSERVACIONES

EL VOLUMEN SE PRESENTA EN MILES DE CAJAS UNIDAD (24 BOTELLAS DE 8 OZ.).

LA PARTICIPACION DE MERCADO NO ESTA DISPONIBLE.

LAS VENTAS EN EL EXTRANJERO SON DE NUESTRAS SUBSIDIARIAS EN GUATEMALA, NICARAGUA, COSTA RICA, PANAMA, COLOMBIA, VENEZUELA, BRASIL Y ARGENTINA.

CLAVE DE COTIZACION: **KOF** TRIMESTRE: 4 ANO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INFORMACION DICTAMINADA

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR	CUPON	NUMERO DE ACCIONES				CAPITAL SOCIAL	
	$	VIGENTE	PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		10	844,078,519		844,078,519		375,097	
D		10	731,545,678			731,545,678	325,089	
L		10	270,906,004			270,905,803	120,386	
TOTAL			**1,846,530,201**	**0**	**844,078,519**	**1,002,451,481**	**820,572**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
1,846,530,201

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 1846530201
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

CLAVE DE COTIZACION: **KOF** TRIMESTRE: **4** AÑO: **2004**
COCA-COLA FEMSA, S.A. DE C.V.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
INFORMACION DICTAMINADA **Impresión Final**

N/A

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
INFORMACION DICTAMINADA **Impresión Final**

Incorporación de Subsidiarias en el Extranjero.

Los registros contables de las subsidiarias en el extranjero se realizan en la moneda local del país de origen y de acuerdo con los principios de contabilidad generalmente aceptados en cada país. Para su incorporación en los estados financieros consolidados de la Compañía, son ajustados a PCGA mexicanos y se actualizan a poder adquisitivo de la moneda local al cierre del año aplicando la inflación del país de origen y posteriormente, se convierten a pesos mexicanos utilizando el tipo de cambio aplicable al cierre del año.

La variación en la inversión neta en la subsidiaria en el extranjero generada por la fluctuación del tipo de cambio, se incluye en el resultado acumulado por conversión y se registra en el capital contable.

Cuando la Compañía designa la inversión en una subsidiaria en el extranjero como una cobertura económica de la misma adquisición, el tratamiento contable del resultado integral de financiamiento es el siguiente:

· La fluctuación cambiaria se presenta en la cuenta de resultado por conversión hasta por el monto en el que la inversión cubra el financiamiento contratado, neto de su efecto fiscal. La fluctuación cambiaria correspondiente a la parte no cubierta del financiamiento se registra en el resultado integral de financiamiento.

· El resultado por posición monetaria se calcula utilizando factores de inflación del país de origen de la subsidiaria hasta por el monto en el que la inversión cubra el financiamiento contratado. La parte no cubierta del financiamiento se calcula utilizando factores de inflación del país de origen de la compañía que contrate el financiamiento. El efecto total se registra en el resultado integral de financiamiento.

Cuando la Compañía no designe una cobertura económica, la fluctuación cambiaria y la ganancia o pérdida por posición monetaria se registran dentro del resultado integral de financiamiento.

El resultado por posición monetaria y la ganancia o pérdida cambiaria en saldos intercompañias, denominados en moneda extrajera, que son considerados como una inversión de largo plazo ya que su liquidación no ha sido planeada en un futuro cercano, es reflejada como parte del resultado por conversión en el capital contable.

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

FECHA: 24/02/2005 21:05

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	COCA-COLA FEMSA. S.A. DE C.V.
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	50815100
FAX:	52923473
DIRECCION DE INTERNET:	www.cocacola-femsa.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	CCF9305145C9
DOMICILIO	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO .D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923472
E-MAIL:	idavila@kof.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO
NOMBRE:	ING. JOSE ANTONIO FERNANDEZ CARBAJAL
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	BELLA VISTA
C. POSTAL:	64442
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-60-28
FAX:	(81)8328-60-29
E-MAIL:	vchaval@femsa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	LIC. CARLOS SALAZAR LOMELIN
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600
COLONIA:	CENTRO CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50815100
FAX:	(55)52923473
E-MAIL:	csalazar@kof.com.mx

CLAVE DE COTIZACION: **KOF** FECHA: 24/02/2005 21:05
COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE: ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO: GUILLERMO GONZALEZ CAMARENA # 600
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50815100
FAX: (55)52923473
E-MAIL: htrevino@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: DIRECTOR ADMINISTRATIVO
NOMBRE: LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: jdavila@kof.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO: GERENTE DE INFORMACION FINANCIERA EXTERNA
NOMBRE: C.P. FERNANDO VILLARREAL MAYCOTTE
DOMICILIO: GUILLERMO GONZALEZ CAMARENA 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: fvillarreal@kof.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR ADJUNTO DE FINANZAS Y ADMINISTRACION
NOMBRE: ING. HECTOR TREVIÑO GUTIERREZ
DOMICILIO: GUILLERMO GONZALEZ CAMARENA #600 7° PISO
COLONIA: CENTRO DE CIUDAD SANTA FE
C. POSTAL: 01210
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (55)50-81-51-00
FAX: (55)52-92-34-73
E-MAIL: htrevino@kof.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO
NOMBRE: LIC. CARLOS EDUARDO ALDRETE ANCIRA
DOMICILIO: GENERAL ANAYA 601 PTE.
COLONIA: BELLA VISTA
C. POSTAL: 64410
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: (81)83-28-61-80
FAX: (81)83-28-61-81
E-MAIL: cealdanc@femsa.com.mx

CLAVE DE COTIZACION: **KOF** FECHA: 24/02/2005 21:05
COCA-COLA FEMSA, S.A. DE C.V.

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO SUPLENTE
NOMBRE:	SR. DAVID ALBERTO GONZALEZ VESSI
DOMICILIO:	ALFONSO REYES # 2202 NTE.
COLONIA:	VELLA VISTA
C. POSTAL:	06500
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(81)8328-50-00
FAX:	(81)8375-48-99
E-MAIL:	dagon@femsa.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENCIA DE ATENCION A INVERSIONISTAS
NOMBRE:	LIC. ALFREDO FERNANDEZ ESPINOSA
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-20
FAX:	(55)52-92-34-74
E-MAIL:	afernandeze@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	idavila@kof.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR ADMINISTRATIVO
NOMBRE:	LIC. JAVIER EDUARDO DAVILA PARAS
DOMICILIO:	GUILLERMO GONZALEZ CAMARENA # 600 7° PISO
COLONIA:	CENTRO DE CIUDAD SANTA FE
C. POSTAL:	01210
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	(55)50-81-51-00
FAX:	(55)52-92-34-73
E-MAIL:	jdavila@kof.com.mx

CLAVE DE COTIZACION: KOF **FECHA : 24/02/2005 21:05**
COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

CARGO : PRESIDENTE

NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL

CARGO : VICEPRESIDENTE

NOMBRE : NA NA NA NA

CARGO : ADMINISTRADOR

NOMBRE : LIC. CARLOS SALAZAR LOMELIN

CARGO : CONSEJERO(S) HONORARIO(S)

NOMBRE : ING. EUGENIO GARZA LAGUERA

CARGO : CONSEJERO(S) PROPIETARIO(S)

NOMBRE : C.P. JOSE MANUEL CANAL HERNANDO
NOMBRE : SR. JOSE LUIS CUTRALE
NOMBRE : SR. GARY FAYARD
NOMBRE : ING. JOSE ANTONIO FERNANDEZ CARBAJAL
NOMBRE : SR. IRIAL FINAN
NOMBRE : ING. ALFONSO GARZA GARZA
NOMBRE : ING. ARMANDO GARZA SADA
NOMBRE : LIC. EVA GARZA DE FERNANDEZ
NOMBRE : ING. RICARDO GUAJARDO TOUCHE
NOMBRE : SR. CHARLES H MCTIER
NOMBRE : ING. EDUARDO PADILLA SILVA
NOMBRE : C.P. FEDERICO REYES GARCIA
NOMBRE : SR. ALEXIS ROVZAR DE LA TORRE
NOMBRE : LIC. CARLOS SALAZAR LOMELIN
NOMBRE : SR. ENRIQUE SENIOR
NOMBRE : LIC. DANIEL SERVITJE MONTULL
NOMBRE : SR. FRANCISCO ZAMBRANO RODRIGUEZ

CARGO : CONSEJERO(S) SUPLENTE(S)

NOMBRE : SR. HERBERT ALLEN III
NOMBRE : SR. ALEJANDRO BAILLERES GUAL
NOMBRE : LIC. FRANCISCO JOSE CALDERON ROJAS
NOMBRE : ING GUILLERMO CHAVEZ ECKSTEIN
NOMBRE : SR. JOSE LUIS CUTRALE JR.
NOMBRE : SR. ARTURO ESTRADA TREANOR
NOMBRE : SR. KARL FREI
NOMBRE : LIC BARBARA GARZA GONDA
NOMBRE : SR. FRANCISCO GARZA ZAMBRANO
NOMBRE : LIC. MARIANA GARZA GONDA
NOMBRE : ING RICARDO GONZALEZ SADA
NOMBRE : SR. MARK HARDEN
NOMBRE : LIC. ALFREDO LIVAS CANTU
NOMBRE : SR. MAX MICHEL SUBERVILLE
NOMBRE : SR. DAN PALUMBO
NOMBRE : SR. DEVAL L PATRICK
NOMBRE : SR. HELMUT PAUL
NOMBRE : SR. DAVID TAGGART

CLAVE DE COTIZACION: KOF **FECHA : 24/02/2005** 21:05

COCA-COLA FEMSA, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

CARGO : COMISARIO(S) PROPIETARIO(S)

NOMBRE : C.P. ERNESTO GONZALEZ DAVILA
NOMBRE : LIC. FAUSTO SANDOVAL AMAYA

CARGO : COMISARIO(S) SUPLENTE(S)

NOMBRE : C.P. ERNESTO CRUZ VELAZQUEZ DE LEON
NOMBRE : LIC. HUMBERTO ORTIZ GUTIERREZ

CARGO : SECRETARIO PROPIETARIO

NOMBRE : LIC. CARLOS EDUARDO ALDRETE ANCIRA

CARGO : SECRETARIO SUPLENTE

NOMBRE : LIC. DAVID ALBERTO GONZALEZ VESSI

CLAVE DE COTIZACION: KOF
COCA-COLA FEMSA, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. HECTOR TREVIÑO GUTIERREZ **DIRECTOR ADMINISTRATIVO Y DE FINANZAS**	**LIC. JAVIER EDUARDO DAVILA PARAS** **DIRECTOR ADMINISTRATIVO**

MEXICO, D.F., A 24 DE FEBRERO DE 2005

CLAVE DE COTIZACION: TRIMESTRE: AÑO:
COCA-COLA FEMSA, S.A. DE C.V.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)



Date: March 1, 2005

By:________________________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer